UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nautilus, Inc.

 (Name of Issuer)

Common Stock, No par value

 (Title of Class of Securities)

63910B102

Cusip Number

Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017
212-661-2670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63910B102
Schedule 13D

1	NAME OF REPORTING PERSON

Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY		886,859

OWNED BY EACH	8	SHARED VOTING POWER

REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		886,859

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

886,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 2.8%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 63910B102
Schedule 13D

1	NAME OF REPORTING PERSON

Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY		473,200

OWNED BY EACH	8	SHARED VOTING POWER

REPORTING

PERSON WITH	9	SOLE DISPOSITIVE POWER

		473,200

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

473,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.  63910B102
Schedule 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, No par value (the "Common Stock" or the “Shares”), of Nautilus, Inc. (the "Issuer"), whose principal executive offices are located at 16400 South East Nautilus Drive, Vancouver, WA 98683.

Item 2.	Identity and Background

This Schedule 13D is being filed by and for Norman H. Pessin and Sandra F. Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1) Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY 10017

2) Sandra F. Pessin
366 Madison Avenue, 14th Floor
New York, NY 10017

Principal Occupation:	1) Investor

2) Housewife

Criminal Convictions:	1) None

2) None

Civil Proceedings:	1) None

2) None

Citizenship:	1) United States

2) United States

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 886,859 shares of Common Stock owned by Norman H. Pessin is approximately $2,066,303, including brokerage commissions.  The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.  The aggregate purchase price of the 473,200 shares of Common Stock owned by Sandra F. Pessin is approximately $2,425,600, including brokerage commissions.  The shares of Common Stock owned by Sandra F. Pessin were acquired with personal funds.

CUSIP No. 63910B102
Schedule 13D

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Norman H. Pessin owns 886,859 shares of Common Stock of the Issuer, constituting 2.8% of the outstanding shares thereof.  Sandra F. Pessin owns 473,200 shares of Common Stock of the Issuer, constituting 1.5% of the outstanding shares thereof.

Mr. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Mrs. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

CUSIP No. 63910B102
Schedule 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

October 13, 2014

Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

	Norman H. Pessin

20,000	12.01	8/14/14
10,000	12.07	8/15/14
6,441	12.25	8/18/14
13,559	12.25	8/18/14
5,421	12.39	8/19/14
3,980	12.19	8/21/14
6,020	12.19	8/21/14
2,393	12.23	8/26/14
10,600	12.23	8/26/14
2,707	12.23	8/26/14
10,000	13.03	9/11/14
20,000	12.74	9/12/14
3,260	12.71	9/18/14
6,740	12.71	9/18/14
4,235	12.87	9/22/14
8,765	12.87	9/22/14
4,235	11.45	10/8/14
15,765	11.45	10/8/14